UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ORIX KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in Its Charter)

Japan	001-14856	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

World Trade Center Building, SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku Tokyo, Japan	105-5135
(Address of principal executive offices)	(Zip Code)

Benjamin Potter, Telephone: +81-3-3435-3144

(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended March 31, 2025.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

Introduction

This specialized disclosure report on Form SD for the reporting period from January 1 to December 31, 2024 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict Minerals (“CMs”) are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten. The Rule applies to SEC registrants that manufacture or contract to manufacture products that contain CMs necessary to the products’ functionality or production. The following should be read in conjunction with the definitions contained in the SEC instructions to Form SD and related rules. As permitted under the SEC Division of Corporation Finance’s Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule, issued on the April 7, 2017, this Form SD does not address Item 1.01(c) of Form SD.

Company Overview

ORIX Kabushiki Kaisha (translated into English, ORIX Corporation) and its subsidiaries (collectively, “ORIX Group”) provide a broad range of primarily finance-related products and services to Japanese and international customers. ORIX Group operates in ten business segments: Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.

Based on an internal review and assessment of ORIX Group’s businesses and operations (covering more than one thousand entities), ORIX Corporation identified five consolidated subsidiaries during the Reporting Period, Ubiteq, Inc. (“Ubiteq”), Koike Co., Ltd. (“Koike”), DHC Corporation (“DHC”), APRESIA Systems, Ltd. (“Apresia”) and White Essence Co., Ltd. (“White Essence”) (collectively, the “Relevant Subsidiaries”), that manufactured or contracted to manufacture products for which CMs are necessary to their functionality or production during the Reporting Period. For the Reporting Period, the Relevant Subsidiaries accounted for approximately 5.1% of ORIX Group’s total revenue.

Relevant Subsidiaries Overview

Ubiteq. Ubiteq is a Japanese public company listed on the Tokyo Stock Exchange Standard Market. Ubiteq is primarily engaged in the development and provision of Internet of Things solutions, as well as the design, manufacture and quality assurance of electronic equipment.

Ubiteq outsources production and raw material procurement to its suppliers. Based on an internal review and assessment, Ubiteq identified three products it contracted to manufacture during the Reporting Period that contained CMs (the “Ubiteq Covered Products”). These products accounted for approximately 51.4% of Ubiteq’s total revenue for the Reporting Period.

Koike. Koike is a consolidated subsidiary of ORIX Corporation organized and operating in Japan. Koike manufactures and markets lithium tantalate surface acoustic wave (SAW) wafers, lithium niobate SAW wafers and quartz SAW wafers that are used as substrates for mobile communication equipment such as mobile phones.

Koike identified one type of product, lithium tantalate wafers, that it manufactured during the Reporting Period that contained CMs, specifically tantalum (the “Koike Covered Product”). The Koike Covered Product accounted for approximately 34.0% of Koike’s total revenue for the Reporting Period.

DHC. DHC is a consolidated subsidiary of ORIX Corporation organized in Japan. DHC is primarily engaged in the manufacturing and sale of cosmetics and health foods.

DHC identified four types of products it manufactured during the Reporting Period that contained CMs, which were generally comprised of makeup products (the “DHC Covered Products”). These products accounted for less than 1.0% of DHC’s total revenue for the Reporting Period.

Apresia. Apresia is a consolidated subsidiary of ORIX Corporation organized and operating in Japan. Apresia is a network equipment development and manufacturing company that focuses on development of Ethernet switches and optical transmissions devices, among other products.

Apresia identified 120 products it manufactured during the Reporting Period that contained CMs, which were generally comprised of ethernet switches and media converters (the “Apresia Covered Products”). These products accounted for approximately 28.9% of Apresia’s total revenue for the Reporting Period.

White Essence. White Essence is a consolidated subsidiary of ORIX Corporation organized and operating in Japan. White Essence is a dedicated to the development of, and manufacturing related to, preventive and aesthetic dentistry.

White Essence identified two products it manufactured during the Reporting Period that contained CMs, which were generally comprised of dental devices (the “White Essence Covered Products”). These products accounted for approximately 2.7% of White Essence’s total revenue for the Reporting Period.

Description of Reasonable Country of Origin Inquiry Efforts

During the processes described below, ORIX Corporation advised and worked closely with the Relevant Subsidiaries to determine the scope for, and understand the results of, inquiries into country of origin.

Ubiteq. During the Reporting Period, Ubiteq outsourced the sourcing, manufacturing and assembly of the Ubiteq Covered Products to three immediate suppliers. Ubiteq sought representations from all three immediate suppliers indicating the facilities from which the CMs were procured or processed. Ubiteq instructed its immediate suppliers to provide this information using the Conflict Minerals Reporting Template (“CMRT”) developed through the Responsible Minerals Initiative (“RMI”), an industry-wide initiative under the auspices of the Responsible Business Alliance and Global e-Sustainability Initiative. Ubiteq engaged with its immediate suppliers to confirm the data provided in the CMRTs.

Ubiteq obtained completed CMRTs from all three immediate suppliers. The three immediate suppliers represented that all, or nearly all, of CMs measured by number of components in Ubiteq Covered Products that they sourced did not originate in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). In addition, each immediate supplier represented to Ubiteq that it is not aware of any circumstances that indicate that any CMs originated, or may have originated in, the Covered Countries and were not from sources that conform to the RMI’s Responsible Minerals Assurance Process (“RMAP”).

Koike. During the Reporting Period, Koike sourced all the tantalum used in its manufacture of the Koike Covered Product from three immediate smelter suppliers. Koike has confirmed that all three suppliers are participants in the RMAP, an internationally accepted audit standard of the management processes for responsible mineral procurement by smelters and refiners. Koike has also obtained and reviewed the policies of each of the three suppliers with respect to sourcing of CMs, which provide, in each case, to the effect that the supplier does not procure raw materials associated with conflicts in the Covered Countries, and that the supplier has implemented the due diligence framework issued by the Organisation for Economic Co-operation and Development in the procurement of raw materials from its sub-tier suppliers.

DHC. During the Reporting Period, DHC sourced the materials used in the DHC Covered Products from three immediate suppliers. DHC sought representations from all immediate suppliers indicating the facilities from which the CMs, which consisted of tin, were procured or processed. DHC instructed the suppliers to provide this information using the CMRT. DHC received responses from two of its immediate suppliers and engaged with them to confirm the data provided in the CMRTs.

Apresia. During the Reporting Period, Apresia outsourced the manufacturing of the Apresia Covered Products to eight immediate suppliers. Apresia sought representations from all immediate suppliers indicating the facilities from which the CMs were procured or processed and instructed them to provide this information using the CMRT. Apresia received responses from seven of the suppliers and engaged with them to confirm the data provided in the CMRTs.

White Essence. During the Reporting Period, White Essence outsourced the manufacturing of the White Essence Covered Products to two immediate suppliers. White Essence sought representations from all immediate suppliers indicating the facilities from which the CMs, which consisted of tin and gold, were procured or processed. White Essence instructed the suppliers to provide this information using the CMRT. White Essence received responses from all immediate suppliers and engaged with them to confirm the data provided in the CMRTs.

Reasonable Country of Origin Inquiry Conclusion

Based on ORIX Corporation’s internal review and assessment of the inquiries that the Relevant Subsidiaries made, the responses each of the Relevant Subsidiaries received and discussions with each Relevant Subsidiary, ORIX Corporation believes that the country of origin inquiry conducted by each Relevant Subsidiary was reasonably designed and undertaken in good faith to determine whether any of the CMs contained in the products originated in the Covered Countries and whether or not the CMs originated from recycled or scrap sources. Based on this good faith, reasonable country of origin inquiry and the absence of any red flags, ORIX Corporation concluded that it has no reason to believe that the CMs contained in the Ubiteq Covered Products may have originated in the Covered Countries and were not from RMAP conformant sources or that the CMs contained in the Koike Covered Product are not “DRC conflict-free.”

However, based on responses of immediate suppliers of DHC, Apresia and White Essence, ORIX Corporation has reason to believe that some CMs contained in the DHC Covered Products, Apresia Covered Products and White Essence Covered Products may have originated in the Covered Countries and may not come from recycled or scrap sources.

Public Conflict Minerals Disclosure

A copy of this Form SD has been published on ORIX Corporation’s website at http://www.orix.co.jp/grp/en/ir/library/20f/.

ITEM 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

ITEM 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

ITEM 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORIX KABUSHIKI KAISHA

By:	/s/ Stan Koyanagi	DATE: May 29, 2025
Name:	Stan Koyanagi
Title:	Director & Senior Managing Executive Officer